

FEBRUARY 15, 2024 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2023 ANNUAL RESULTS

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) has released its financial results for the fourth quarter and year ended December 31, 2023 (all figures in U.S. dollars).

FULL YEAR HIGHLIGHTS

- **Record attributable gold equivalent ounces[1]** of 97,245 ounces (FY 2022 — 82,376 ounces);

- **Record revenue** of $179.6 million (FY 2022 — $148.7 million);

- **Record total sales, royalties, and income from other interests[1]** of $191.4 million (FY 2022 — $148.7 million);

- **Record cash flows from operating activities, excluding changes in non-cash working capital[1]** of $151.1 million (FY 2022 — $109.8 million);

- **Net income** of $42.7 million (FY 2022 — $78.5 million);

- **Average cash cost per attributable gold equivalent ounce[1]** of $223 resulting in cash operating margins[1] of $1,706 per ounce (FY 2022 — $284 per ounce and $1,511 per ounce respectively);

- **Debt Reduction and Monetization Efforts:** De-levering remains a top priority for Sandstorm. As of February 15, 2024, the Company had $421 million drawn and outstanding on the credit facility. To further expedite debt repayment, the Company is undergoing a process to monetize between $40–$100 million of non-core assets by the end of 2024. Accordingly, in the fourth quarter of 2023, Sandstorm closed its previously announced agreement to sell the El Pilar and Blackwater Royalties for total consideration of $25.0 million comprised of cash and common shares. The Company anticipates that consideration from future monetization efforts will consist entirely of cash. Sandstorm's financial position continues to strengthen, with current available capital totaling over $200 million.

- **Credit Facility Renewal:** In September 2023, Sandstorm renewed its revolving credit facility, allowing the Company to borrow up to $625 million for a four year term.

- **Closing of Antamina Transaction:** In June 2023, Sandstorm closed the final component of its previously announced arrangement with Horizon Copper Corp. ("Horizon Copper") to sell a portion of the Company's Antamina royalty in consideration for a silver stream, debt, equity, and cash.

- **Mercedes Stream Amendment:** In January 2024, Sandstorm closed its previously announced transaction to amend its existing gold and silver stream agreements on the Mercedes mine with Bear Creek Mining Corporation ("Bear Creek") and to refinance certain other debt investments of Bear Creek that it holds. In exchange for the stream amendments, Sandstorm received a 1.0% NSR on Bear Creek's wholly-owned Corani project in Peru, one of the world's largest fully permitted silver deposits, and $10 million of additional consideration in the form of a combination of Bear Creek common shares and debt.

FOURTH QUARTER HIGHLIGHTS

- **Attributable gold equivalent ounces**[1] of 23,250 ounces (Q4 2022 — 21,753 ounces);

- **Revenue** of $44.5 million (Q4 2022 — $38.4 million);

- **Total sales, royalties, and income from other interests**[1] of $46.3 million (Q4 2022 — $38.4 million);

- **Cash flows from operating activities, excluding changes in non-cash working capital**[1] of $36.5 million (Q4 2022 — $29.9 million);

- **Net income** of $24.5 million (Q4 2022 — net loss of $2.1 million).

OUTLOOK

Based on the Company's existing royalties, attributable gold equivalent ounces for 2024 are forecasted to be between 75,000 and 90,000 ounces. The Company's production forecast is expected to reach approximately 125,000 attributable gold equivalent ounces within the next five years.

ANNUAL FINANCIAL RESULTS

During 2023, the Company realized record annual revenue of $179.6 million compared with $148.7 million for the comparable period in 2022. The Company also had record total sales, royalties, and income from other interests of $191.4 million during the year ($148.7 million for the comparable period in 2022). The increase in revenue is attributable to a 12% increase in attributable gold equivalent ounces sold[2], as well as a 7% increase in the average realized selling price of gold.

The Company had cash flows from operating activities of $152.8 million and net income of $42.7 million during 2023, compared with cash flows from operating activities of $106.9 million and net income of $78.5 million for the comparable period in 2022. The increase in cash flows from operating activities is largely driven by an increase in revenue and contractual payments relating to the Mt. Hamilton royalty. The decrease in net income is due to a combination of factors including:

- Certain gains recognized during 2022 which did not occur during 2023, including:
    i. a $24.9 million gain resulting from the sale of the Company's Hod Maden interest to Horizon Copper;
    ii. $25.8 million in gains on disposal of stream, royalty, and other interests, primarily related to the sale of a portfolio of royalties to Sandbox Royalties Corporation ("Sandbox Royalties"); and
    iii. a $12.5 million gain resulting from the sale of the Company's equity interest in Entrée Resources Ltd. to Horizon Copper.
- A $22.2 million increase in finance expense in 2023 compared to 2022, primarily related to interest paid on the Company's revolving credit facility, which was drawn down in the third quarter of 2022 to finance acquisitions made in 2022; and
- A $15.6 million increase in depletion expense in 2023 compared to 2022, partly driven by an increase in attributable gold equivalent ounces sold.

The decrease in net income was partially offset by:

- A $30.9 million increase in revenue, as described above;
- A $13.9 million increase in the gains recognized on the revaluation of the Company's investments, mostly driven by an increase in the fair value of the Company's Sandbox Royalties and Horizon Copper debentures;

- $11.8 million in other income primarily related to a one-time contractual payment from the Company's Mt. Hamilton royalty; and
- A $4.0 million gain on the disposal of the Company's Blackwater and El Pilar royalties to Sandbox Royalties.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2023, approximately 12% were attributable to mines located in Canada, 22% from the rest of North America, 44% from South America, and 22% from other countries.

	THREE MONTHS ENDED DEC 31, 2023		YEAR ENDED DEC 31, 2023	
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$3.7	2,828	$ 23.3	13,013
North America excl. Canada	$ 10.2	5,216	$ 38.4	25,101
South America	$ 20.7	10,116	$ 91.3	45,355
Other	$ 9.9	5,090	$ 26.6	13,776
Total	**$ 44.5**	**23,250**	**$ 179.6**	**97,245**

Canada

Streams and royalties on Canadian mines contributed 9% more gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2022. The change is primarily due to an increase in gold equivalent ounces from a number of different royalties within the Company's portfolio.

North America Excluding Canada

Gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 16% less gold equivalent ounces when compared to the fourth quarter of 2022. The change was primarily driven by a decrease in gold equivalent ounces received and sold from the Mercedes mine in Mexico, largely due to the timing of sales, whereby, 600 gold ounces were delivered by December 31, 2023 but were sold in the subsequent quarter, and a decrease in gold equivalent ounces sold from the Relief Canyon mine in Nevada. The decrease was partially offset due to an increase in royalty revenue from the Cosalá mine in Mexico.

South America

Operations in South America contributed 11% more gold equivalent ounces sold when compared to the fourth quarter of 2022. The increase was driven by an increase in royalty revenue attributable to the Caserones mine in Chile, as a result of increased production rates and copper prices, and an increase in gold equivalent ounces received and sold from the Antamina mine in Peru.

Other

Streams and royalties on mines in other countries contributed 31% more gold equivalent ounces sold when compared to the fourth quarter of 2022. This change is primarily due to an increase in royalty revenue from the Houndé mine in Burkina Faso as well as an increase in revenue from several different royalties within the Company's portfolio. The increase was partially offset by a decrease in gold equivalent ounces received and sold from the Bonikro stream in Côte d'Ivoire largely due to the timing of sales, whereby, 811 ounces were delivered by December 31, 2023, but sold in the subsequent quarter.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, February 16, 2024 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 31083956
Webcast URL: **https://bit.ly/3OjOzC8**

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or "IFRS") including, (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

(i) Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry.

(ii) Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company's total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company's gold streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(iii) Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

(iv) Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company's gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(v) Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure that is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Refer to pages 34-36 of the Company's MD&A for the year ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Note 2
Excluding attributable ounces related to contractual payments (primarily relating to a one-time contractual payment from the Company's Mt. Hamilton royalty) which are included in other income.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

ERFAN KAZEMI
CHIEF FINANCIAL OFFICER

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

SANDSTORM
GOLD ROYALTIES

NYSE **SAND**   TSX **SSL**

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2023 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 23, 2023 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.